FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer pursuant to Rule 13-a-16 or 15d-16

of the Securities Exchange Act of 1934

FOR THE MONTH OF DECEMBER, 2002

COMMISSION FILE NUMBER  1-15150

The Dome Tower

Suite 3000, 333 - 7th Avenue S.W.

Calgary, Alberta

Canada T2P 2Z1

(403) 298-2200

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.         Form 20-F ☐                          Form 40-F ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ☐                    No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes ☐                    No ☒

Indicate by check mark whether, by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the securities Exchange Act of 1934.

Yes ☐                    No ☒

EXHIBIT INDEX:                                                   ENERPLUS ACQUIRES CANADIAN SUBSIDIARIES OF PETROCORP FOR CDN$167.6 MILLION

EXHIBIT 1

EXHIBIT 1

FOR IMMEDIATE RELEASE

December 24, 2002

FOR IMMEDIATE RELEASE

Enerplus Resources Fund

TSX  -  ERF.un

NYSE - ERF

ENERPLUS ACQUIRES CANADIAN SUBSIDIARIES OF

PETROCORP FOR CDN$167.6 MILLION

Enerplus Resources Fund (“Enerplus”) is pleased to announce that it has entered into an agreement to acquire all of the outstanding shares and retire the debt of PCC Energy Inc. and PCC Energy Corp., (collectively “PCC”) which are wholly-owned Canadian subsidiaries of U.S.-based PetroCorp Incorporated, for total consideration of CDN$167.6 million subject to final adjustments.

Enerplus will fund the acquisition using its available credit facilities that were recently replenished as a result of the CDN$206 million cross-border equity financing completed in November of 2002.  As a result, the acquisition will be accretive to unitholders on a cash flow, production and reserves per unit basis.

The purchase and sale agreement is contingent on final due diligence procedures and third party consents that are expected to be completed before January 31, 2003.

The acquisition of PCC will add approximately 4,380 BOE/day of production and 17.2 MMBOE of established reserves to Enerplus after adjustments for the Net Profits Interest (“NPI”) as discussed below. The properties have an established reserve life index of 10.7 years and the production is weighted approximately 74% natural gas and 26% crude oil and natural gas liquids. The PCC properties are located primarily in Alberta with 85% of the value of the assets located within Enerplus’ strategic areas of operation. The PCC properties are concentrated in the following significant natural gas producing areas:

•                  Hanlan Swan Hills Gas Pool Unit No.1 and the Hanlan Robb Gas Plant;

•                  Basing and Shaw;

•                  Pine Creek & Kaybob South; and

•                  Minehead.

A portion of the properties being acquired are subject to a royalty arrangement structured as a NPI with a private U.S. company.  In accordance with Canadian reporting standards, the figures presented in the reserve table within this release include the gross working interests without reduction for the aforementioned NPI royalty. For clarity, we have provided “adjusted” figures which reflect the production volumes and reserves being acquired by Enerplus net of the NPI royalty which are more representative of the economic impact of the acquisition.

The following information outlines the details of the transaction:

•                  The independent engineering firm of Sproule Associates Ltd. has evaluated 87% of the PCC properties with the remaining 13% being derived from the vendor’s third party engineering firm.  The following table outlines the reserves effective October 1, 2002:

	Crude	Natural Gas	Natural	Total
Gross PCC Working Interest Reserves	Oil	Liquids	Gas	BOE
	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)
Proved Developed Producing	1,600	770	145,604	26,637
Total Proven	1,871	827	164,505	30,116
Probable	884	258	49,222	9,346
Established	2,313	956	189,116	34,789

	Crude	Natural Gas	Natural	Total
Adjusted PCC Reserves	Oil	Liquids	Gas	BOE
	(Mbbl)	(Mbbl)	(MMcf)	(Mboe)
Proved Developed Producing	1,600	657	63,779	12,887
Total Proven	1,871	705	73,367	14,804
Probable	884	237	22,054	4,797
Established	2,313	824	84,394	17,203

•                  Approximately 86% of the adjusted established reserves are categorized as Total Proven, with 76% of the adjusted established reserves attributed to the Proved Developed Producing (PDP) properties.

•                  The PCC assets are comprised of mature properties with predictable production profiles and low production decline rates. The properties currently produce 19.4 MMcf/day of natural gas and 1,140 bbls/day of crude oil and natural gas liquids production on an adjusted basis.

•                  Approximately 79% of the value of the adjusted PCC assets are concentrated within eight  producing properties. The assets include high quality, long life, deep gas properties that are operated by large oil and natural gas production companies. Enerplus will assume operatorship of approximately 20% of the production.

•                  Enerplus expects that capital expenditures for 2003 will be approximately CDN$7.5 million with a focus on deep natural gas drilling in the Basing-Shaw area and crude oil development in the Alderson, Gift, and Hayter areas.

•                  Enerplus has calculated an average realized netback of CDN$17.44 per barrel of oil equivalent on the adjusted PCC assets for the first nine months of 2002. Upon completion of the acquisition and dependent upon commodity prices, Enerplus anticipates that the Fund’s overall netback will improve. There are currently no fixed price contracts or commodity price hedges associated with the production volumes.

•                  Operating costs of the PCC assets are approximately CDN$4.00 per BOE, which will lower Enerplus’ overall operating expenses.

•                  Included in the acquisition is approximately 22,850 net acres of undeveloped land plus seismic data that will provide further development opportunities to the Fund.

•                  The effective date of the acquisition is October 1, 2002, and the acquisition is expected to close before January 31, 2003.

Upon completion of the acquisition, the Fund’s long-term debt will be approximately CDN$518 million. Enerplus currently has a borrowing base of CDN$700 million and expects to review its credit availability in conjunction with this acquisition.

For more information, please contact Eric Tremblay, Senior Vice President, Capital Markets, or Investor Relations at 1-800-319-6462 or email investorrelations@enerplus.com. Enerplus will be closed December 25, 26 and 27 for the holiday season.

This news release contains certain forward-looking statements, which are based on Enerplus’ current internal expectations, estimates, projections, assumptions and beliefs. Some of the forward-looking statements may be identified by words such as “expects”, “anticipates”, “believes”, “projects”, “plans” and similar expressions. These statements are not guarantees of future performance and involve a number of risks and uncertainties. Such forward-looking statements necessarily involve known and unknown risks and uncertainties, which may cause Enerplus’ actual performance and financial results in future periods to differ materially from any projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, changes in general economic, market and business conditions; changes or fluctuations in production levels, commodity prices, currency exchange rates, capital expenditures, reserves or reserves estimates and debt service requirements; changes to legislation, investment eligibility or investment criteria; Enerplus’ ability to comply with current and future environmental or other laws; Enerplus’ success at acquisition, exploitation and development of reserves; actions by governmental or regulatory authorities including increasing taxes, changes in investment or other regulations; and the occurrence of unexpected events involved in the operation and development of oil and gas properties. Many of these risks and uncertainties are described in Enerplus’ 2001 Annual Information Form and Enerplus’ Management’s Discussion and Analysis. Readers are also referred to risk factors described in other documents Enerplus files with the Canadian and U.S. securities authorities. Copies of these documents are available without charge from Enerplus. Enerplus disclaims any responsibility to update these forward-looking statements.

SIGNATURE

                Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERPLUS RESOURCES FUND

BY:	/s/ Christina S. Meeuwsen
Christina S. Meeuwsen
Corporate Secretary

DATE: December 24, 2002